Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-262909 and 333-275272 on Form S-8, Registration Statement No. 333-275350 on Form S-1, and in Registration Statement No. 333-270684 on Form S-3 of our report dated May 19, 2023 (which report includes an explanatory paragraph relating to the existence of substantial doubt about the Company’s ability to continue as a going concern), with respect to the consolidated financial statements, before the effects of the adjustments to retrospectively apply the reverse stock split described in Note 2, of Tharimmune, Inc. (formerly Hillstream BioPharma, Inc.) (“Company”) as of and for the year ended December 31, 2022, included in this Annual Report on Form 10-K for the year ended December 31, 2023.

/s/ Mayer Hoffman McCann P.C.

Los Angeles, California

February 23, 2024